UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

COMPAÑIA CERVECERIAS UNIDAS S.A.

(Exact name of Registrant as specified in its charter)

UNITED BREWERIES COMPANY, INC.

(Translation of Registrant's name into English)

Republic of Chile

(Jurisdiction of incorporation or organization)

Bandera 84, Sixth Floor, Santiago, Chile

(Address of principal executive offices)

_________________________________________

Securities registered or to be registered pursuant to section 12(b) of the Act.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

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FOR IMMEDIATE RELEASE

For more information contact:

Luis Eduardo Bravo / Claudio Pollak

Investor Relations Department

(56-2) 427-3581 or 427-3416

CCU TO PARTICIPATE IN QUIÑENCO GROUP DAY

AT THE NEW YORK STOCK EXCHANGE

(Santiago, October 7, 2003) CCU (NYSE: CU) announced that on October 16, 2003, it will participate in "Quiñenco Group Day at the New York Stock Exchange". The event will feature presentations from several companies related to Quiñenco including:

    Quiñenco S.A. (NYSE: LQ)

Francisco Pérez Mackenna, Chief Executive Officer
    CCU S.A. (NYSE: CU)

Patricio Jottar, Chief Executive Officer
    Banco de Chile (NYSE: BCH)

Pablo Granifo, Chief Executive Officer
    Madeco S.A. (NYSE:MAD)

Jorge Tagle, Chief Financial Officer

    Telefónica del Sur S.A.

Luis Hernán Paúl, Member of the Board of Directors of Telefónica del Sur

The event, which is by invitation only, will take place from 12pm to 3pm. Following the event, the presentations will be available over the internet at www.ccu-sa.com.

If you have any questions or if you would like an invitation to the Quiñenco Group Day event, please direct all inquiries to i-advize Corporate Communications at (212) 406-3690.

CCU is a diversified beverage company operating principally in Chile and Argentina. CCU is the largest Chilean brewer, the second-largest Argentine brewer, the third-largest Chilean soft drink producer, the second-largest Chilean wine producer, the largest Chilean mineral water producer and recently entered the pisco business. The Company has licensing and/or joint venture arrangements with Paulaner Brauerei AG, Anheuser-Busch Incorporated, Heineken Brouwerijen B.V., PepsiCo Inc., Schweppes Holdings Limited, Guinness Brewing Worldwide Limited and Watt's Alimentos S.A.

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Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized

.

Compañía Cervecerías Unidas S.A.

(United Breweries Company, Inc.)

/s/ Ricardo Reyes

Chief Financial Officer

Date: October 7, 2003